UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 12)
Barnes & Noble, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
067774109
(CUSIP Number)
Leonard Riggio c/o Barnes & Noble, Inc. 122 Fifth Avenue New York, NY 10011 (212) 633-3300
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000 Attn: Kenneth A. Lefkowitz
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

SCHEDULE 13D
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1		NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Leonard Riggio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,420,283
	8	SHARED VOTING POWER 5,767,376
	9	SOLE DISPOSITIVE POWER 11,413,968
	10	SHARED DISPOSITIVE POWER 5,767,376
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,900,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14		TYPE OF REPORTING PERSON IN

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1		NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS LRBKS Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,876
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 067774109	Page 4 of 8

Item 1.	Security and Issuer

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) is being filed by Leonard Riggio and LRBKS Holdings, Inc., a Delaware corporation owned by Mr. Riggio and his wife, Louise Riggio (“LRBKS”, and together with Mr. Riggio, the “Reporting Persons”), to amend the Items specified below in the Reporting Persons’ Schedule 13D with respect to the common stock, $.001 par value (“Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”), as such Schedule 13D has previously been amended and supplemented.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

See Item 5(c) of this Amendment No. 12.

Item 4.	Purpose of the Transaction

Item 4 is amended and supplemented as follows:

On August 3, 2010, the Company announced that its board of directors (the “Board”) intends to evaluate strategic alternatives to enhance stockholder value, including, without limitation, engaging in the process of considering the possible negotiated sale of the Company (the “Possible Sale Process”), to be overseen by a special committee appointed by the Board in connection with the Possible Sale Process (the “Special Committee”).  Mr. Riggio has advised the Company that in his capacity as a stockholder he is evaluating, and may participate in, the Possible Sale Process.  Such participation could include, without limitation, (i) the possible offer by Mr. Riggio to participate (directly or through an affiliate of Mr. Riggio’s, other than the Company or any of its subsidiaries (any such affiliate, a “Stockholder Affiliate”)) in the negotiated acquisition of the Company in connection with the Possible Sale Process, including, without limitation, as a member of a group formed for the purpose of such negotiated acquisition, in any such case subject to the Letter Agreement (as defined below), or (ii) the possible sale by Mr. Riggio of his ownership interest in the Company in connection with the Possible Sale Process.

On October 19, 2010, Mr. Riggio and the Company entered into a letter agreement (the “Letter Agreement”) pursuant to which, among other things, (i) Mr. Riggio acknowledged and agreed that the Possible Sale Process, including discussions and negotiations involving the Company and discussions and negotiations involving the Company with third parties in connection therewith, is being conducted, and will be conducted, exclusively under the direction of the Special Committee, and (ii) until the date that the Company makes a public announcement disclosing that the Board is no longer engaged in the process of considering a possible sale of the Company, Mr. Riggio agreed that he and his representatives, and the representatives of Stockholder Affiliates, will not form a group to acquire the Company, or discuss or negotiate forming such a group, with any third party, in each case, without the consent of the Special Committee.  The description of the Letter Agreement contained in this Amendment No. 12 is qualified in its entirety by reference to the Letter Agreement, which is included as Exhibit 1 to this Amendment No. 12.

Mr. Riggio has also advised the Company that in discussions he may hold with prospective bidders for the Company, he intends to inform such third parties that:

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●
I am absolutely committed to see this process through, and I want only to see a good outcome for our stockholders and for the Company.  To that end, I will fully support a process that maximizes the value of the Company to its stockholders, including ensuring that if the Company is sold, it is sold to the highest bidder able to consummate a transaction in a timely manner.

●
To that end, should an interested investor or group of investors desire me to be part of a group, I will consider such participation, and if I decide to participate with any investor or group, I will negotiate in good faith on matters of governance and control.  It is not necessary for me to be the controlling shareholder of such a group.

●	In order to assure an even playing field, I will not team up with anyone else to make a bid (if any) for the Company, other than through the committee process.

●	Because the above-mentioned scenarios cannot be all-inclusive, let me also say that I remain open and flexible towards any solution which is good for all stockholders.

●
I am also committed to a fair and transparent process that is designed to ensure that no potential bidder or investor has any advantage.  In this regard I would like to assure investors that the Special Committee consists of Board members and professionals whose integrity and dedication is beyond reproach.

There can be no assurance that any offer referred to above in this Item 4 will be made; that if any such offer is made, the outcome thereof; or, if any such offer were to result in an acquisition of the Company, the terms or timing on which any such acquisition would take place.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a) and (b)  The beneficial ownership percentages used herein are calculated based upon the 60,001,400 shares of Common Stock issued and outstanding as of September 30, 2010, as reported in the Company’s Preliminary Proxy Statement for the Special Meeting of Stockholders to be held on November 17, 2010, as filed on October 12, 2010 with the Securities and Exchange Commission.

As of October 19, 2010, Mr. Riggio is the beneficial owner of 17,900,132 shares, or 29.8%, of the Common Stock, 6,315 of which are restricted shares. Mr. Riggio is the direct beneficial owner of 11,420,283 shares of Common Stock, including the aforementioned restricted shares.  Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares, except that Mr. Riggio has no power to dispose of the 6,315 restricted shares until such time as they vest.  Mr. and Mrs. Riggio are the indirect beneficial owners of the 4,800,876 shares of Common Stock owned by LRBKS and have the power to direct the vote and disposition of the shares owned by LRBKS.  Mr. and Mrs. Riggio are the indirect beneficial owners of 966,500 shares of Common Stock as co-trustees of The Riggio Foundation, a charitable trust.  An additional 712,473 shares of Common Stock are held in a rabbi trust established by the Company for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement.  Under the arrangement, Mr. Riggio is entitled to those shares within 30 days following the earliest of: (i) his death; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a sale of a “controlling interest” in the Company (defined as 40% or more of the outstanding Common Stock).  Mr. Riggio has no voting or dispositive control over the shares in the rabbi trust.

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(c)           On August 13, 2010, Mr. Riggio purchased 990,740 shares of Common Stock at a per share price of $16.96 by exercising stock options granted to him by the Company on March 13, 2001.  Mr. Riggio used personal funds to acquire such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

The matters set forth in the second paragraph of Item 4 of this Amendment No. 12 are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Exhibits

Item 7 is amended and supplemented as follows:

Exhibit 1	Letter agreement dated October 19, 2010 between Leonard Riggio and Barnes & Noble, Inc.

SCHEDULE 13D
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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2010

/s/ Leonard Riggio
Leonard Riggio

LRBKS HOLDINGS, INC.

By:	/s/ Leonard Riggio
Name: Leonard Riggio
Title: President and Director

SCHEDULE 13D
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EXHIBIT INDEX

Exhibit 1	Letter Agreement dated October 19, 2010 between Leonard Riggio and Barnes & Noble, Inc.